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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dawson James Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Federal Highway, Suite 500

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

___Boca Raton___   ___Florida___   33432
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin .S. Kurtz   (561) 208-2907

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jefferies LLP

(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd, Suite 700	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FEB 2 8 2020

Washington, DC

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Kevin S. Kurtz _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dawson James Securities, Inc. _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Kevin S. Kurtz
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

<u>DAWSON JAMES SECURITIES, INC.</u>

<u>REPORT PURSUANT TO RULE 17a-5(d)</u>

<u>YEAR ENDED DECEMBER 31, 2019</u>

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

DAWSON JAMES SECURITIES, INC.

CONTENTS



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Dawson James Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dawson James Securities, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Dawson James Securities, Inc.'s auditor since 2004.

Denver, Colorado
February 18, 2020



3

DAWSON JAMES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents (Note 1)	$	90,093
Due from clearing brokers		321,853
Securities owned, at fair value (Note 6)		343,967
Due from affiliates (Note 3)		1,107,064
Other receivables, net of allowance for doubtful accounts of $200,051		168,248
Prepaid expenses		66,379
Furniture and equipment at cost, net of accumulated depreciation of $219,269		77,309
Right to use Assets (Note 3)		359,574
Other assets		171,474
	$	**2,705,961**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	199,033
Lease Liabilities		364,112
Commissions and salaries payable		217,396
Deferred income		11,325
Total liabilities		791,866

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY

Common stock, par value $.001 per share; 1,000 shares authorized; 600 shares issued and outstanding	1
12.5% Series C Cumulative Preferred Stock; $.001 par value; 19.78 shares issued and outstanding. Stated value $50,000 per share (Note 7)	989,000
Additional paid-in capital	3,321,028
Retained earnings (deficit)	(2,395,934)
Total shareholder's equity	1,914,095
	$ **2,705,961**

The accompanying notes are an integral part of this statement.   4

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Dawson James Securities, Inc. (the "Company") was incorporated on July 30, 2002 as a Florida Corporation. The Company began operations as a securities broker-dealer registered with the Securities Exchange Commission in August 2004, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company deals mainly in equity securities. The Company is owned 100% by its parent, Ark Financial Services, Inc. (the "Parent").

The Company, under Rule 15c3-3(k)(2)(i) and (k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

Securities Transactions

Securities owned by the Company (substantially all common stock) and securities sold, not yet purchased ("short securities"), are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis. Other income is recognized when earned.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed.

Securities Inventory

The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Securities Inventory (continued)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (continued)

Securities Inventory (concluded)

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company values securities that may be non-marketable due to certain restriction and securities with a limited market which have a measurable fair value using both observable and unobservable inputs. These securities are classified in Note 6 within Level 3 category and may include changes in fair value that were attributable to both observable and unobservable inputs. At December 31, 2019 the Company had a total of $27,215 of securities included with securities not readily marketable.

Income Taxes

The Company files a consolidated federal tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

Leases – The Company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elected not to apply the recognition requirements to leases classified as short term.

*NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (concluded)*

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from three to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist exclusively of money market instruments at the clearing brokers.

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of a certain contractual agreement are recorded in other assets on our balance sheet. Our restricted cash balance is $103,612 and is being held as a security deposit for one of our office lease agreements which will expire in October 2020.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $209,747 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 6.99 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The components of lease expense for the year ended December 31, 2019 were as follows:

Operating lease costs:

Amortization of right-of-use assets	$ 546,549
Interest on operating lease liabilities	$ 8,811
Total operating lease costs	$ 555,360
Short-term lease costs	$ 16,482

Supplemental statement of financial condition at December 31, 2019, relating to leases:

Operating Leases:

Right-of-use assets	$ 906,123
Accumulated amortization	$ 546,549
Right-of-use assets	$ 359,574

Year	Operating Lease
2020	383,000
2021	-
2022	-
	$ 383,000

In July 2013 the Company entered into an agreement with the Parent to provide a revolving line of credit up to $500,000 bearing interest at a rate of 6% per annum. As of December 31, 2019, The Parent has an outstanding balance against this line of credit of $485,000. The principal balance plus all accrued and unpaid interest was due to be paid in full by the Parent on July 31, 2014. The full amounts due, including interest, remains outstanding at December 31, 2019.

The Company has made advances to affiliates in the amount of $622,064 as of December 31, 2019. The Company has no amounts due to any other affiliates as of December 31, 2019. These advances are non-interest bearing and are due on demand. The total advances to affiliates plus the amounts due from affiliates on the line of credit is equal to $1,107,064.

NOTE 4 - INCOME TAXES

The Company has approximately $656,000 of net operating losses as of December 31, 2019 expiring in 2038, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $242,000 in deferred tax benefit relating to the net operating loss carryforward, and other temporary differences, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded. The Company has no current federal or state tax payable as of December 31, 2019.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's customers' activities ("customers") through its clearing brokers involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of the securities changes subsequent to December 31, 2019.

The Company has deposits with and receivables from its clearing brokers. If the clearing brokers should cease business, these amounts could be subject to forfeiture. In addition, the Company had deposits in banks in excess of the FDIC insured amount of $250,000 which would be subject to loss should the bank cease operations. As of December 31, 2019, the Company did not have any amounts held in excess of the FDIC insured amount.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, due from affiliates, other receivables, prepaid expenses, accounts payable and accrued expenses, commissions and salaries payable, and deferred income, are carried at amounts that approximate fair value due to the short term nature of those instruments. Securities owned and securities sold, not yet purchased by the Company are valued as described in Note 1.

DAWSON JAMES SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 6 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2019:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2019
Securities owned, at fair value	$ 316,752	$ -	$ 27,215	$ 343,967
Securities sold, not yet purchased	$ -	$ -	$ -	$ -

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2019.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

	Level 3 Beginning Balance December 31, 2018	Net Transfers In and/or (Out) of Level 3	Purchases	Sales and Settlements	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2019	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2019
sets:							
Securities	$ 56,471	$ -	$ -	$ -	$ (29,256)	$ 27,215	$ (2,938)

Valuation technique and unobservable inputs for Level 3 assets measured at fair value for the year ended December 31, 2019 are as follows:

Level 3 Fair Value Measurements:	Fair Value at December 31, 2019	Valuation Technique	Unobservable Inputs
Assets:		Third party pricing service	n/a
Securities	$ 27,215		

NOTE 7 – *Series B and Series C Cumulative Preferred Stock*

The Company had authorized a new share class of Preferred Stock, "Preferred Stock C" in January 2019 which included conversion rights for previous shareholders of Preferred Stock B. As a result, all shareholders of the previous Preferred Stock B opted to convert their shares and purchase the newly created Preferred Stock C for a total conversion amount of $775,000. An additional amount of $214,000 was raised in cash for a total amount of Preferred Stock C of $989,000 and 19.78 shares outstanding at December 31, 2019.

The Company was authorized to issue up to 60 shares, each with a stated value of $50,000 per share, with a par value of $.001 per share. Each shareholders of Preferred Stock C shall be entitled to receive cumulative dividends on each issued and outstanding share at a rate equal to 12.5% of the Stated Value per share per annum, payable on July 10th and January 10th of each calendar year. Dividends were declared and paid in April 2019 and August 2019 to all shareholders, calculated on a 365/366-day year. Total amount of dividends paid in 2019 was $83,051. Dividends were not declared for January 2020 and dividends in arrears are $61,813 as of the date of this report.

In addition to receiving annual dividends, the holder of each share of Series C Preferred Stock purchased will be entitled to receive as a special dividends per share of Series C Preferred equal to 0.25% of the economic value, if any, realized upon Company's for cash of a total of 2,200,000 shares of an unrelated entity, Common Stock owned by the Company, or upon the sale of any securities received by the Company as a result of a "merger" as defined in the offering document, subject to such limitations and qualifications as are more specifically set forth in the offering document.

Each Certificate of Designation includes both a Call Option and Put Option. At anytime after the first fifteen (15) months following the Issuance Date of each share of Preferred Stock C, The Company shall be permitted to redeem such shares or the Shareholder shall be permitted to put back to the Company any shares. The earliest date that either the Call Option or Put Option becomes effective is June 2020.

NOTE 8 –   *SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.